UF 6-20-02

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[redacted]D STATES
XCHANGE COMMISSION
n, D.C. 20549

02022341

...DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 0 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wayne Hummer Investments LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 S. Wacker Drive, Suite 1500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.T. Becker 312-431-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AFFIRMATION

I, George T. Becker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC as of March 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

George T Becker 5/20/02
Signature Date

CFO
Title

OFFICIAL SEAL
ERICA LYNN FOX
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/16/04

Erica Lynn Fox
Notary Public

WAYNE HUMMER INVESTMENTS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

WAYNE HUMMER INVESTMENTS LLC AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Operating Committee
Wayne Hummer Investments LLC:

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments LLC and subsidiary (the "Company") as of March 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Wayne Hummer Investments LLC and subsidiary at March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 17, 2002

WAYNE HUMMER INVESTMENTS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

CASH	$ 668,083
CASH SEGREGATED FOR CUSTOMERS	1,000
DEPOSITS WITH CLEARING ORGANIZATIONS	714,875
RECEIVABLES FROM:	
Brokers and clearing organizations	470,339
Customers	65,747,548
SECURITIES OWNED - At market	5,195,528
EXCHANGE MEMBERSHIPS - At cost	2,517,000
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - At cost, net of accumulated depreciation of $52,063	763,681
INTANGIBLE ASSET	7,884,001
OTHER ASSETS	1,224,760
TOTAL ASSETS	$85,186,815

LIABILITIES AND MEMBER'S CAPITAL

SHORT-TERM BANK BORROWINGS	$18,349,012
PAYABLES TO:	
Brokers and clearing organizations	34,122,570
Customers	9,351,517
SECURITIES SOLD, NOT YET PURCHASED	61,659
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES	3,084,642
Total liabilities	64,969,400
MEMBER'S CAPITAL	20,217,415
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$85,186,815

See notes to consolidated statement of financial condition.

WAYNE HUMMER INVESTMENTS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

1. ORGANIZATION

Wayne Hummer Investments LLC ("Hummer"), registered as a broker/dealer under the Securities Exchange Act of 1934 (the "Act"), is an investment services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. ("Focused"), an Illinois limited liability company, is a wholly owned subsidiary of Hummer, registered as a broker/dealer under the Act, engages in retail securities brokerage primarily through bank investment centers and clears securities transactions through Hummer. Hummer and Focused are collectively referred to as the "Company."

Effective February 2002, the Company was acquired and became a wholly owned subsidiary of Wintrust Financial Corporation ("Wintrust"). The Company maintains its limited liability company status subsequent to the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated statement of financial condition includes the accounts of Hummer and Focused. All significant intercompany balances have been eliminated in consolidation.

Securities Transactions - Securities transactions and related revenues and expenses are generally recorded on settlement date. Recording such transactions on a trade-date basis would not result in a material difference. Securities owned and securities sold, not yet purchased are classified as trading and reported at fair value.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned, which are included in receivable from and payable to brokers and clearing organizations on the consolidated statement of financial condition, are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization.

Long-Lived Assets - The Company periodically reviews long-lived assets for possible impairment. When circumstances indicate that the carrying amount of such assets may not be recoverable, the carrying amount is reduced to the estimated recoverable value.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted ("SFAS 133"), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities and the measurement of those instruments at fair value. The Company adopted SFAS 133 effective April 1, 2001; the adoption did not have a significant impact on its financial position.

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125*, which revises the standards of accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective prospectively, for transfers occurring after March 31, 2002 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. The Company has adopted the provisions of SFAS No. 140 that relate to disclosures of securitization transactions and collateral in the preparation of its financial statements for the year ended March 31, 2002. The Company adopted the remaining provisions of SFAS No. 140 effective April 1, 2001; the adoption of those provisions did not have a significant impact on its financial position.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method no longer is permitted. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. The Company adopted the provision of SFAS No. 141 on July 1, 2001. The purchase method of accounting was used for the acquisition by Wintrust. The Company's assets and liabilities were adjusted to fair value upon acquisition and goodwill of $7,884,001 was recorded as an Intangible Asset in the consolidated statement of financial condition.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, those assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and periodically reviewed for impairment. The Company early adopted the provisions of SFAS No. 142 to correspond with Wintrust's adoption of the same statement effective January 1, 2002. As of March 31, 2002, the Company, as a result of the acquisition by Wintrust in February 2002 (Note 9), had goodwill of $7,884,001, which was determined not to be impaired.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period, in which it is incurred, and to revise the carrying amount of the liability and the related asset to reflect period-to-period changes. The Company is currently evaluating the provisions of SFAS No. 143 and has not adopted such provisions in its March 31, 2002 consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of the business as previously defined in that opinion. SFAS No. 144 also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is currently evaluating the provisions of SFAS No. 144 and has not adopted such provisions in its March 31, 2002 consolidated financial statements.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Customer receivables include amounts due on cash and margin balances. Securities owned by customers are held as collateral for receivables, which are not recorded in the consolidated statement of financial condition. Customer payables include customers' free credit balances.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At March 31, 2002, securities owned and securities sold, not yet purchased are recorded at market value and consist of the following:

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 339,190	$49,516
State and municipal government obligations	3,676,710	
Corporate obligations	631,745	
Certificate of deposit	148,615	11,855
Other	399,268	288
Total	$5,195,528	$61,659

5. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized demand obligations at interest rates approximating the federal funds rate and are used to finance securities purchased by customers on margin and securities owned by Hummer.

At March 31, 2002, firm-owned securities pledged on behalf of short-term bank borrowings were $4,365,970. Customer securities in the amount of $53,755,490 were available to be used as collateral,

of which $22,732,522 was pledged on behalf of short-term bank borrowings and $10,310,801 was pledged on behalf of secured letters of credit.

6. NET CAPITAL REQUIREMENTS

Hummer and Focused, as securities broker/dealers, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 and, in the case of Hummer, the net capital rules of the New York Stock Exchange, Inc. ("NYSE"). Hummer has elected to use the alternative method of computing net capital requirements, which requires Hummer to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At March 31, 2002, Hummer had net capital of $7,318,874, which was $5,866,565 in excess of its required minimum net capital and more than four times the net capital requirement of $1,452,309. Focused is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2002, Focused had net capital of $190,357, which was $140,357 in excess of the required minimum net capital. The net capital rules of the Securities and Exchange Commission and NYSE provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.

7. COMMITMENTS AND CONTINGENCIES

The Company leases certain office space under noncancelable leases. Future minimum payments under noncancelable leases at March 31, 2002 are as follows:

Year ending March 31:	
2003	$ 1,133,117
2004	1,205,164
2005	1,330,981
2006	1,372,211
2007	1,414,659
Thereafter	842,435
Total	$ 7,298,567

At March 31, 2002, the Company was contingently liable in the amount of $1,000,000 under unsecured letters of credit placed at a clearing organization for the purpose of satisfying margin requirements.

The Company maintains a defined contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 25% of the first 6% of participant contributions.

8. RELATED PARTIES

Hummer is affiliated through common ownership with Wayne Hummer Management Company ("WHMC"). Hummer provides office space and services to WHMC for which Hummer was reimbursed. Hummer received fees from WHMC for the use of the Wayne Hummer name and for referral of investment advisory accounts. At March 31, 2002, other assets included a net receivable from WHMC of $313,648.

Hummer serves as distributor to the Wayne Hummer Investment Trust (the "Trust"). As distributor, Hummer incurs certain shareholder services costs on behalf of the Trust for which the Trust reimburses Hummer. At March 31, 2002, there were no receivable amounts due from the Trust.

At March 31, 2002, Hummer had loans to employees of $187,545, which are included in other assets.

9. ACQUISITION BY WINTRUST

In February 2002, the Company was acquired and became a wholly owned subsidiary of Wintrust. In conjunction with the acquisition, the following occurred:

- The purchase price included an immediate cash payment, Wintrust common stock and three deferred cash payments on the Year One Anniversary, the Year Two Anniversary and the Year Three Anniversary, respectively, as defined in the Agreement and Plan of Merger (the "Agreement"). Interest, indexed to the U.S. Treasury 91-day discount rate, accrues on the deferred cash payments.

- Retention payments of $1,241,614 were paid to the Company's employees in March 2002 and similar retention payments are scheduled on the Year One Anniversary, as defined in the Agreement, if those employees remain employed by the Company.

- A liability of $694,399 was recorded upon the acquisition by Wintrust, representing the present value of monthly payments to two retired members of the Company. The current annual payments are $51,168 and $50,040, which are to be reduced by fifty percent when they turn sixty-five and sixty-four, respectively. These payments are guaranteed for the remainder of their lives.

- Certain earn-out provisions were included in the Agreement. Earn-outs are computed based on the Company's net income, as defined in the Agreement, over a period of three to five years. Earn-outs are to be paid in the form of cash, Wintrust common stock, or a combination of the two.

- Wintrust incurred expenditures of $305,607, directly related to the acquisition. Such expenditures were recorded as contributed capital to the Company.

- The Company's assets and liabilities were adjusted to fair value upon acquisition. The amount of the purchase price beyond the fair value of the Company's assets and liabilities, $7,884,001, was recorded as goodwill.

10. FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk - The Company's normal business activity involves the execution, settlement and financing of securities transactions for customers generally located in the Midwest. Such transactions may expose the Company to off-balance sheet risk in the event customer and broker counterparties are unable to fulfill their obligations.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased and the writing of options, are transacted on a cash or margin basis. These transactions are recorded on a settlement-date basis, which is generally three business days after trade date. In cash account transactions, the Company is exposed to the risk of loss in the event the customers do not complete the transaction, in which case the Company may have to purchase or sell securities at prevailing market prices. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. The Company monitors trade-date customer exposure and collateral values daily, and requires customers to deposit additional collateral or reduce positions when necessary. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

Fair Value - The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Customer receivables are charged interest rates similar to other such loans made within the industry.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Operating Committee
Wayne Hummer Investments LLC:

In planning and performing our audit of the consolidated financial statements of Wayne Hummer Investments LLC and subsidiary (the "Company") for the year ended March 31, 2002 (on which we issued our report dated May 17, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 17, 2002